UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 12, 2020

Tetraphase Pharmaceuticals, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-35837	20-5276217
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

480 Arsenal Way Watertown, Massachusetts	02472
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (617) 715-3600

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock, $0.001 par value per share	TTPH	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01. Other Events.

As previously disclosed, on May 6, 2020, Tetraphase Pharmaceuticals, Inc. (“Tetraphase”) received an unsolicited proposal from La Jolla Pharmaceutical Company (“La Jolla”) to acquire Tetraphase for $22 million in cash, plus an additional $12.5 million in cash potentially payable under contingent value rights to be issued in the transaction. Tetraphase also previously announced that it had entered into a merger agreement, dated as of March 15, 2020 (the “AcelRx Merger Agreement”), with AcelRx Pharmaceuticals, Inc. (“AcelRx”) and Consolidation Merger Sub, Inc. with respect to the acquisition of Tetraphase by AcelRx, pursuant to which each outstanding share of Tetraphase common stock would be automatically converted into the right to receive (1) a number of shares of the Parent’s common stock equal to 0.6303 (the “Exchange Ratio”); provided that if the Company’s closing net cash (the “Closing Net Cash”) is less than $5,000,000, the Exchange Ratio shall be adjusted to the ratio determined as follows: (a) (i) $20,000,000, minus (ii) the dollar amount by which the Closing Net Cash is less than $5,000,000, minus (iii) $10,265,292, divided by (b) (i) 10,800,166, divided by (ii) $1.43, and (2) one contingent value right per share representing the right to receive certain consideration based on the achievement of net sales milestones.

On May 12, 2020, Tetraphase received a revised proposal from La Jolla dated May 11, 2020 (the “La Jolla Proposal”), accompanied by a draft agreement and plan of merger (the “La Jolla Merger Agreement”) and draft support agreement (the “La Jolla Support Agreement”). Under the La Jolla Proposal, La Jolla would acquire Tetraphase for $22.3 million in cash, plus an additional $12.5 million in cash potentially payable under contingent value rights to be issued in the transaction. Tetraphase’s board of directors (the “Tetraphase Board”) is evaluating the La Jolla Proposal and has not made a determination as to whether the proposal constitutes a superior offer under the terms of the AcelRx Merger Agreement.

Later on May 12, 2020, the Tetraphase Board determined in good faith, after consultation with its independent financial advisors and outside legal counsel, that the La Jolla Proposal could reasonably be expected to lead to a superior offer as defined in the AcelRx Merger Agreement, and that the failure to (1) furnish, pursuant to an acceptable confidentiality agreement, information (including non-public information) to La Jolla, and (2) engage in, continue or otherwise participate in discussions or negotiations with La Jolla in respect of the La Jolla Proposal could reasonably be expected to be inconsistent with the fiduciary duties of the Tetraphase Board to Tetraphase’s stockholders under applicable legal requirements. Accordingly, in accordance with the AcelRx Merger Agreement, the Tetraphase Board has determined to consider the La Jolla Proposal, to continue discussions and/or negotiations with respect to the La Jolla Proposal and to continue to furnish non-public information to La Jolla pursuant to a confidentiality agreement entered into by Tetraphase and La Jolla on May 8, 2020. There can be no assurances that any definitive agreement or transaction will result from the La Jolla Proposal or Tetraphase’s discussions with La Jolla.

At this time, the Tetraphase Board (1) continues to recommend the AcelRx Merger Agreement with AcelRx to its stockholders, (2) is not modifying or withdrawing its recommendation with respect to the AcelRx Merger Agreement and the merger, or proposing to do so, and (3) is not making any recommendation with respect to the La Jolla Proposal or the La Jolla Merger Agreement.

Janney Montgomery Scott LLC is acting as financial advisor to Tetraphase and Wilmer Cutler Pickering Hale and Dorr LLP is acting as legal advisor.

Additional Information and Where to Find it

In connection with the proposed transaction between Tetraphase and AcelRx, AcelRx filed with the SEC the Registration Statement containing a document constituting a prospectus of AcelRx and a proxy statement of Tetraphase. The Registration Statement was declared effective by the SEC on April 24, 2020, and Tetraphase commenced mailing the definitive proxy statement/prospectus to stockholders of Tetraphase on April 28, 2020. Tetraphase and AcelRx also plan to file other relevant documents with the SEC regarding the proposed transaction. Investors and security holders are urged to read the definitive proxy statement/prospectus and other relevant documents filed with the SEC carefully and in their entirety because they contain important information.

Investors and security holders can obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Tetraphase, AcelRx and/or La Jolla through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders can obtain free copies of the proxy statement/prospectus from Tetraphase by written request to Tetraphase Pharmaceuticals, Inc., 480 Arsenal Way, Watertown, Massachusetts 02472, Attn: Secretary or by calling (617) 715-3600.

No Offer or Solicitation

This communication does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor a solicitation of any vote or approval, with respect to the proposed transaction or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. If a negotiated transaction between Tetraphase and La Jolla is agreed, Tetraphase and La Jolla will prepare filing(s) related to the proposed transaction, the proposed transaction will be submitted to the stockholders of Tetraphase for their consideration, and Tetraphase will provide the filing(s) to its stockholders. Tetraphase, and possibly La Jolla, may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which Tetraphase or La Jolla may file with the SEC in connection with the proposed transaction. If a negotiated transaction between Tetraphase and La Jolla is agreed, investors and security holders are urged to read the filing(s) and the other relevant materials with respect to the proposed transaction with La Jolla carefully in their entirety when they become available before making any voting or investment decision with respect to any proposed transaction with La Jolla, because they will contain important information about any proposed transaction with La Jolla.

Participants in the Solicitation

Tetraphase and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Tetraphase stockholders in respect of the transactions contemplated by the AcelRx Merger Agreement or the proposed transactions contemplated by the La Jolla Proposal. Information about Tetraphase’s directors and executive officers is included in Tetraphase’s Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 12, 2020. Other information regarding the participants in the solicitation of proxies in respect of the transactions contemplated by the AcelRx Merger Agreement, or the transactions contemplated by the La Jolla Proposal, as applicable, and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any registration statement, prospectus, proxy statement and other relevant materials to be filed with the SEC if and when they become available.

Forward-Looking Statements

Statements in this Form 8-K contain various forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, those regarding the transactions contemplated by the AcelRx Merger Agreement and any proposed transaction contemplated by La Jolla, the expected timetable for completing the transactions, future financial and operating results, benefits and synergies of the transactions, future opportunities for the combined company and any other statements about future expectations, plans and prospects for Tetraphase. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the determinations made by the Tetraphase Board following its evaluation of the La Jolla Proposal; actions of AcelRx in response to any discussions with La Jolla; the results of discussions with La Jolla; the impact of actions of other parties with respect to any discussions and the potential consummation of the proposed transaction with AcelRx; the outcome of any legal proceedings that could be instituted against Tetraphase or its directors related to the discussions or the AcelRx Merger Agreement; changes in the proposal from La Jolla; the risk that the transactions contemplated by the AcelRx Merger Agreement may not be completed in a timely manner, or at all, which may adversely affect Tetraphase’s business and the price of its common stock; the failure to satisfy all of the closing conditions of the transactions contemplated by the AcelRx Merger Agreement, including the approval of the AcelRx Merger Agreement by Tetraphase’s stockholders; the occurrence of any event, change or other circumstance that could give rise to the termination of the AcelRx Merger Agreement; the effect of the announcement or pendency of the transactions contemplated by the AcelRx Merger Agreement on Tetraphase’s business, operating results, and relationships with customers, suppliers, competitors and others; risks that the transactions contemplated by the AcelRx Merger Agreement may disrupt Tetraphase’s current plans and business operations; risks related to the diverting of management’s attention from Tetraphase’s ongoing business operations; the outcome of any legal proceedings that may be instituted against Tetraphase related to the AcelRx Merger Agreement or the transactions contemplated by the AcelRx Merger Agreement; risks relating to Tetraphase’s ability to successfully commercialize Xerava; concerns with or threats of, or the consequences of, pandemics, contagious diseases or health epidemics, including COVID-19; general economic and market conditions and the risk factors set forth under the caption “Risk Factors” in Tetraphase’s Quarterly Report on Form 10-Q for the period ended March 31, 2020 filed with the SEC on May 7, 2020 and in any other subsequent filings made by Tetraphase with the SEC. Any forward-looking statements contained in this Form 8-K speak only as of the date hereof, and Tetraphase specifically disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TETRAPHASE PHARMACEUTICALS, INC.

	By:	/s/ Maria Stahl
Date: May 13, 2020		Maria Stahl
Chief Business Officer and General Counsel